

Ty Burgess, MBA(HA) · 2nd

Founder and CEO at One Biosciences | Integrative Wellness
Advocate

Dallas, Texas, United States · 500+ connections · **Contact info**

one	**One Biosciences**
BU	**Baylor University - Hankamer School of**

Experience



Founder
One Biosciences · Full-time
Mar 2019 – Present · 1 yr 9 mos
Dallas, Texas

Inspired by a blend of classic eastern philosophies and western wisdom, it's our mission to ligh
the way forward through new pathways in wellness with a premium selection of natural plant-
based CBD solutions. Made from the finest ingredients on the planet and created with love.



Advisor
SAANS Health · Part-time
Nov 2018 – Present · 2 yrs 1 mo
Dallas/Fort Worth Area

The vast amount of information in medicine is ever-expanding and complex, which the human
mind and traditional analytics cannot make sense of. At SAANS Health we use the power of
Artificial Intelligence (AI) to make sense of complex and multi-dimensional information to drive
increased value in healthcare. We help healthcare organizations leverage the power ...**see mor**



Advisor
GLG (Gerson Lehrman Group)

Oct 2017 – Present · 3 yrs 2 mos



Advisor
Guidepoint
Sep 2017 – Present · 3 yrs 3 mos



Advisor
thirdbridge
Dec 2015 – Present · 5 yrs

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Education



Baylor University - Hankamer School of Business
Executive MBA (Healthcare Administration), Business Administration and Management, Healthcare
2013 – 2015

The Baylor Executive MBA Healthcare Program is designed for industry professionals. Offered through the distinctive Robbins Institute for Health Policy and Leadership, the EMBA Healthcar Program combines rigor and relevance, to equip leaders for the challenges ahead.

The EMBA curriculum, delivered in a lockstep, cohort format, focuses on building business acumen while also instilling specific healthcare expertise that is vital to development as an executive leader in healthcare.



Naveen Jindal School of Management, UT Dallas
BS, Business Administration - Concentration: Marketing and Operations Management
2003 – 2007

The Bachelor of Science in Business Administration (BSBA) at Naveen Jindal School of Management was a 120 semester credit hour degree program that prepared me for a career in business. The degree program provided me with highly specific skills across functional areas o business and a wide range of student-centered engagement activities that encouraged me to apply my knowledge and practice my skills. Specific interests during my tenure at UT Dallas included Strategy, Organizational Behavior and Marketing.

Licenses & certifications



Certified Pharmacy Technician (CPhT)
NPTA - National Pharmacy Technician Association

Skills & endorsements

Healthcare · 99+

 Endorsed by **Rod Laughlin and 37 others who are highly skilled at this**

 Endorsed by **2 of Ty's colleagues at One Biosciences**

Hospitals · 99+

 Endorsed by **James Mendez and 20 others who are highly skilled at this**

 Endorsed by **9 of Ty's colleagues at Sele Medical**

Leadership · 99+

 Endorsed by **J. Howard Medlock and 3 others who are highly skilled at this**

 Endorsed by **9 of Ty's colleagues at Sele Medical**

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